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                                                                    Exhibit 99.1
                         [Letterhead of Paine Webber]

                                                                   July 22, 1999

Confidential
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Board of Directors
Roberts Pharmaceutical Corporation
Meridian Center II
4 Industrial Way West
Eatontown, New Jersey 07724

Ladies and Gentlemen:

     Roberts Pharmaceutical Corporation (the "Company") and Shire Pharmaceuticals Group plc (the "Acquiring Company") propose to enter into an agreement (the "Agreement") pursuant to which the Company will be merged with a wholly-owned subsidiary of the Acquiring Company in a transaction (the "Merger") in which each share of the Company's common stock, par value $0.01 per share (the "Shares"), will be converted into the right to receive 1.1374 (the "Exchange Ratio") American Depositary Receipts of the Acquiring Company (the "ADRs") or, at the option of the holder, Ordinary Shares, nominal value 5 pence per share, of the Acquiring Company (the "Merger Consideration"). One ADR is equal to three Ordinary Shares of the Acquiring Company. The Exchange Ratio is subject to adjustment between 1.0427 and 1.2802 in the event of certain changes in the price of the ADRs as set forth in the draft Agreement dated July 21, 1999. In connection with the Merger, the parties also propose to enter into an agreement (the "Option Agreement") pursuant to which the Company will grant the Acquiring Company an option to acquire 6,345,926 Shares which, if issued, would represent approximately 19.9% of the total number of currently outstanding Shares. In addition, certain shareholders of the Company holding in the aggregate approximately 25% of the Shares propose to enter into agreements with the Acquiring Company (the "Shareholder Agreements") pursuant to which such shareholders will agree to vote for the approval of the Merger.

     You have asked us whether or not, in our opinion, the proposed Merger Consideration to be received by the shareholders of the Company pursuant to the Merger is fair to such shareholders from a financial point of view.

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     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1998; the Company's Form 10-Q and the related unaudited financial information for the three months ended March 31, 1999; and certain unaudited financial information of the Company for the six months ended June 30, 1999;

     (2) Reviewed the Acquiring Company's Annual Reports, Forms 20-F and related financial information for the two fiscal years ended December 31, 1998, and certain unaudited financial information of the Acquiring Company for the three months ended March 31, 1999;

     (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company and the Acquiring Company, furnished to us by the Company or which were otherwise publicly available;

     (4) Conducted discussions with members of senior management of the Company and the Acquiring Company concerning their respective businesses and prospects;

     (5) Reviewed the historical market prices and trading activity for the Shares and the ADRs and compared them with that of certain publicly traded companies which we deemed to be relevant;

     (6) Compared the financial position and results of operations of the Company and the Acquiring Company with that of certain companies which we deemed to be relevant;

     (7) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

     (8)  Reviewed a draft of the Agreement dated July 21, 1999;

     (9)  Reviewed a draft of the Option Agreement dated July 21, 1999;

     (10) Reviewed drafts of the Shareholder Agreements dated July 21, 1999;
          and,

     (11) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

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     In preparing our opinion, we have relied on the accuracy and completeness of all information publicly available, supplied or otherwise communicated to us by the Company and the Acquiring Company, and we have not assumed any responsibility to independently verify such information. With respect to the financial forecasts examined by us, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of the management of the Company as to the future performance of the Company. We have also relied upon assurances of the management of the Company and the Acquiring Company, respectively, that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We have not been engaged to make, and have not made, any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiring Company nor have we been furnished with any such evaluations or appraisals. We have also assumed with your consent, that (i) the Merger will be accounted for under the pooling-of-interests method of accounting under U.S. generally accepted accounting principles, (ii) the Merger will be a tax free reorganization and (iii) any material liabilities (contingent or otherwise, known or unknown) of the Company and the Acquiring Company are as set forth in the consolidated financial statements of the Company and the Acquiring Company, respectively.

     This opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote on the Merger. This opinion does not address the relative merits of the Merger and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Merger or the decision of the Board of Directors of the Company to proceed with the Merger. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any portion of the Company.

     No opinion is expressed herein as to the price at which the securities to be issued in the Merger to the shareholders of the Company may trade at any time. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

     In the ordinary course of business, PaineWebber Incorporated may trade in the securities of the Company and the Acquiring Company for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

     PaineWebber Incorporated is currently acting as financial advisor to the Company in connection with the Merger and will be receiving a fee in connection with the rendering of this opinion and upon consummation of the Merger.

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     On the basis of, and subject to the foregoing, we are of the opinion that the proposed Merger Consideration to be received by the shareholders of the Company pursuant to the Merger, taken as a whole, is fair to such shareholders from a financial point of view.

     This opinion has been prepared for the information of the Board of Directors of the Company in connection with the Merger and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of PaineWebber Incorporated, provided, however, that this letter may be reproduced in full in the Proxy Statement related to the Merger.

                                  Very truly yours,

                                  PAINEWEBBER INCORPORATED


                                  /s/ PAINEWEBBER INCORPORATED
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